UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSTUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the year ended December 31, 2022

Fisher Wallace Laboratories, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11229

Delaware	84-2859247
(State or other jurisdiction of incorporation or organization)	(Employer Identification Number)

630 Flushing Avenue – Box 84 Brooklyn, NY 11206	800-692-4380
(Address of principal executive offices)	(Registrant’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “the company” or “us” or “we” refers to  Fisher Wallace Laboratories, Inc.

Forward-Looking Statements

This Annual Report on Form 1-K may contain forward-looking statements relating to, among other things, the company, its business plan and strategy, and its industry. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will,” , “draft”, “initial”, “future”, or the negative of these terms or other variations and similar expressions or statements regarding future periods are intended to identify forward-looking statements. Any such statements reflect management’s current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause actual results to differ materially. Any forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control.

These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report. Certain important risk factors that could cause actual results to differ materially from those in any forward-looking statements are described in the section labeled “Risk Factors” within our Offering Circular filed with the Securities & Exchange Commission on March 29, 2023, which can be at https://www.sec.gov/Archives/edgar/data/1787792/000110465923038187/tm2310160-1_partiiandiii.htm#partii_002, and the amendments and supplements thereto.

ITEM 1. BUSINESS

This discussion should be read in conjunction with (1) the other sections of this Report, including, but not limited to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the attached Financial Statements and related exhibits, and (2) our Offering Circular on Form 1-A filed with the Securities Exchange Commission, on March 29, 2023 (the “March 2023 Offering Circular”), which can be at https://www.sec.gov/Archives/edgar/data/1787792/000110465923038187/tm2310160-1_partiiandiii.htm#partii_002, and the amendments and supplements thereto , including, but not limited to, the sections titled "Risk Factor," and the Supplements to our Regulation A+ Offering Circular. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Report and the Offering Circular.

Business Summary

The company develops, manufactures and has marketed transcranial alternating current stimulation (“tACS”) medical devices, also known as Cranial Electrotherapy Stimulation devices, for the treatment of depression, anxiety and/or insomnia , as well as stress and sleep management. The Fisher Wallace Stimulator Version 1.0 is a variable output Cranial Electrotherapy Stimulation (“CES”) device that has been legally marketed in the United States since 1990 when it received 510k clearances from the United States Food & Drug Administration (the “FDA”) for the treatment of depression, anxiety and insomnia. In 2019, the FDA required Class III premarket approval for CES devices intended to treat depression and Class II special controls for CES devices intended to treat anxiety and/or insomnia. In order to fulfill these requirements, we were required to develop a fixed output version of our technology to ensure consistent dosage. We developed a fixed output CES device (“Version 2.0”) and have submitted the results of clinical and non-clinical testing to the FDA. Our FDA marketing clearance provided for our older, variable output device for the treatment of depression expired on April 6, 2023, resulting in us only able to market our Version 1.0 device for the treatment of anxiety and/or insomnia, and as a general wellness device. We expect that the FDA will designate a date in the near future by which the marketing clearance of our variable output device to treat anxiety and insomnia will also expire, after which we will only be able to market our Version 1.0 device as a general wellness device. We expect that our inability to market our Version 1.0 device for the specific designations of depression and anxiety and/or insomnia, will result in a significant reduction of revenue until and unless we obtain approval or clearance for our Version 2.0 device. In addition to pursuing new FDA approval and clearances, we intend to apply for approval to market and sell our Version 2.0 Device in markets outside of the United States. See March 2023 Offering Circular - Risk Factors – “As a result of government regulation, we must soon cease marketing our Version 1.0 device in the United States and only market our Version 2.0 device if and when the Version 2.0 device is granted approval or clearance by the FDA. The inability to market our Version 1.0 device will limit our ability to generate revenue until and unless we commercialize our Version 2.0 device in the United States or other markets.”

Our technology has been shown in published clinical studies to stimulate neurochemical production and lower cortisol, as well as reduce the symptoms of depression, anxiety and insomnia. Patients use the device at home for 20 minutes per treatment session and, in clinical trials and practice, the majority of patients experience durable symptom reduction within 1-4 weeks of treatment.

We are currently developing Version 2.0 of our technology under a new brand name, OAK, and seeking FDA approval and clearances to market our new device for the designations of depression, anxiety and/or insomnia. See March 2023 Offering Circular - Risk Factors – “We are seeking FDA approval and clearance for our Version 2.0 Device, and may not receive such approval or clearance; failure to obtain approval or clearance for our Version 2.0 device will limit our ability to generate revenue in the United States.”

We believe the depression, anxiety and insomnia treatment markets are inadequately served by drug therapy and behavioral therapy which provide low to modest efficacy at high cost and side effect rate and require significant provider administration and patient engagement. We compete with these standards of care by offering an easy-to-use, low-risk, effective and affordable treatment option that may be prescribed via telehealth and shipped directly to patients.

The customer base for our devices is large and growing, and we believe that the demand for mental health treatment will remain high for the foreseeable future. We sell our product directly through our website, www.fisherwallace.com, and to date have sold more than 100,000 devices, generating more than $30 million in lifetime revenue.

We have invested millions of dollars in clinical research and product development over the past three years with the goal of obtaining new FDA approval and clearances, as well as CE Marks in Europe, to treat depression, anxiety and/or insomnia, as well as releasing a Version 2.0 device with improved industrial design.

Government Regulation

The Fisher Wallace Stimulator, our Version 1.0, is a variable output Cranial Electrotherapy Stimulation (“CES”) device that has been legally marketed in the United States since 1990 when it received 510k clearances from the United States Food & Drug Administration (the “FDA”) for the treatment of depression, anxiety and insomnia. In 2019, the FDA required Class III premarket approval for CES devices intended to treat depression and Class II special controls for CES devices intended to treat anxiety and/or insomnia. In order to fulfill these requirements, we were required to develop a fixed output version of our technology to ensure consistent dosage. We developed a fixed output CES device, our Version 2.0, and have submitted the results of clinical and non-clinical testing to the FDA. Pursuant to the FDA order that required new approval and clearance for our fixed output device, the marketing clearance provided to the older, variable output device is now expiring, and we must cease marketing our variable output device for the treatment of depression on April 6, 2023. We expect that the FDA will designate a date in the near future by which the marketing clearance of our variable output device to treat anxiety and insomnia will also expire. Following the expiration of marketing clearance for our variable output Version 1.0 device, we will then only be allowed to market our fixed output Version 2.0 device if and when it receives approval or clearance. We therefore expect to not generate significant revenue until and unless we obtain approval or clearance for our Version 2.0 device. We intend to apply for approval and clearance for our Version 2.0 device in markets outside the United States as well as within the United States. See March 2023 Offering Circular - Risk Factors – “We are seeking FDA approval and clearance for our Version 2.0 Device, and may not receive such approval or clearance; failure to obtain approval or clearance for our Version 2.0 device will limit our ability to generate revenue in the United States.”

Intellectual Property

Our Version 1.0 device, the Fisher Wallace Stimulator®, uses technology that was protected by a patent which has expired. We have filed a provisional patent application covering the Version 2.0 of the stimulator; however, a patent may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. We do not consider patent protection as strong a barrier to competition as regulatory clearance and approval, as the later requires significant investments of time and money in clinical research. We may seek additional intellectual property protection in the course of our development of new products and subsequent versions of our products. We currently own trademarks for our brands, including Fisher Wallace Stimulator®, Circadia® and Kortex®, and OAK® and their respective domain names.

Employees

We currently have eight full-time employees and two part-time employees. We also work with dozens of consultants and freelancers, allowing us to maintain a low full-time head-count.

Property

Our corporate headquarters is located at 630 Flushing Avenue, Brooklyn – Box 84, New York, where we lease 2100 square feet of office space under a 2-year lease for $ 7,190 per month.

Competitors and Industry

Our products primarily compete with drug therapy and behavioral therapy, however, our products may be used in conjunction with these standards of care. Additional competitive technologies include transcranial magnetic stimulation, vagal nerve stimulation, and other forms of cranial electrotherapy stimulation. Many of our competitors have more access to capital and marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Legal Proceedings

We received a notice for a lawsuit that we had not been served in the past. The lawsuit pertains to an unpaid invoice from a previous advertising vendor, who did not deliver on the promised services or results, in an amount of $24,546. The documents included had not been previously served to Fisher Wallace, as is required by state civil procedure. As such, we have retained legal counsel that will move to vacate this decision due to lack of service/notice and request a re-hearing whereby we will have the opportunity to show that the vendor did not deliver on the services or results that were contemplated and promised in the agreement between the parties.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2022 (the “2022 Annul Period”), and the twelve-month period ended December 31, 2021 (the “2021 Annual Period”) should be read in conjunction with our audited consolidated financial statements and the related notes included in this report.

Overview

We were formed as a Delaware corporation on August 23, 2019, and our headquarters are in New York, New York. Our predecessor-in-interest, Fisher-Wallace Laboratories, LLC, sold us substantially all of its assets in September 2019. We manufacture and market wearable medical devices for the treatment of depression, anxiety and insomnia. Our flagship product, the Fisher Wallace Stimulator® is currently approved in the United States, Europe, Canada, Mexico and Brazil to treat depression, anxiety and insomnia.

Results of Operation

Sales

For the 2022 Annual Period our net sales were $4,739,387, compared to $4,230,290 for the 2021 Annual Period. We anticipate a significant decrease in revenue during 2023 and 2024, until and unless we obtain approval or clearance for our Version 2.0 “fixed output” device. Our FDA marketing clearance provided for our older, variable output device for the treatment of depression expired on April 6, 2023, resulting in us only able to market our Version 1.0 device for the treatment of anxiety and/or insomnia, and as a general wellness device. We expect that the FDA will designate a date in the near future by which the marketing clearance of our variable output device to treat anxiety and insomnia will also expire, after which we will only be able to market our Version 1.0 device as a general wellness device. We expect that our inability to market our Version 1.0 device for the specific designations of depression and anxiety and/or insomnia, will result in a significant reduction of revenue until and unless we obtain approval or clearance for our Version 2.0 device. We intend to apply for approval and clearance for our Version 2.0 device in markets outside the United States as well as within the United States.

Cost of Goods Sold

For the 2022 Annual Period, our cost of goods sold was $1,096,113 compared to $ $623,703 for the 2021 Annual Period. The significant increase in the cost of goods sold during 2022, is primarily a result of an increase in sales volume and increases in cost.

Gross Profit

For the 2022 Annual Period, our gross profit was $3,643,274 compared to $3,606,587 for the 2021 Annual Period.

Operating Expenses

Our operating expenses consist of advertising marketing and sales expenses, general and administrative expenses and research and development expenses. For the 2022 Annul Period, our operating expenses were $10,398,801, including $5,139,819 for advertising, marketing and sales, $2,308,252 for general and administrative and $2,950,730 for research and development.

For the 2021 Annual Period, our operating expenses were $6,770,115, including $3,229,171 for advertising and marketing, $1,464,475 for general and administrative and $2,076,469 for research and development.  The significant increase in advertising, marketing, and sales expenses was primarily the result of increased advertising spending, and a decision, beginning in 2022, to record sales fees and sales shipping expense under advertising, marketing and sales expenses, rather than under cost of goods sold and general and administrative expenses. The increase in research and development expenses is primarily related to clinical trials and product development and regulatory approval expenses for our Version 2.0 Device. We expect our operating expenses during 2023 to remain elevated due to continued product development costs.

Loss From Operations

Our loss from operations was $6,755,527 for the 2022 Annual Period, compared to $3,164,028 for the 2021 Annual Period.

Other Expenses

Other Expenses for the 2022 Annual Period were $319,568, including $318,217 in interest expense related to our various credit lines, offset by a small gain in currency exchange. Other Expenses for the 2021 Annual Period were $98,513, including $147,493 in interest expenses related to our various credit lines, and a gain of $48,620 related to the forgiveness of our Paycheck Protection Program Loan. The increase in interest expenses during the 2022 Annual Period resulted primarily from our increased use of our credit lines.

Net Loss

Our net operating loss for the 2022 Annul Period was $7,073,744, compared to a net operating loss of $3,262,291, for the 2021 Annual Period. The significant increase in losses is primarily due to the increase in cost of goods sold, and our operating expenses.

Liquidity and Capital Resources

Since our inception we have raised over $10,000,000 through various securities offerings, which we have used for operations.  As of December 31, 2022, we had $128,229 in cash and cash equivalents, compared to $1,929,380 as of December 31, 2021. The decrease in cash is primarily attributable to our increase in operating expenses and cost of goods sold during the 2022 Annual Period. As of March 31, 2022, we had approximately $112,368 in cash on hand. Our daily cash balance fluctuates significantly as a result of drawdowns. During the first quarter of 2023, the Companies average daily cash balance was $194,521.

As of December 31, 2022, the Company had capital resources available in the form of a line of credit for $1 million from Google, a $200K credit line from Bing, and recurring access to Shopify Capital advances against revenue that typically amounts to approximately one month of revenue.

We may incur significant additional costs in finalizing the development of our new Version 2.0 device, including, expenses in completing clinical trials and FDA approvals, in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from our Regulation A+ offering that is pending qualification, future fundraising campaigns, and additional debt and/or equity financings as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and marketing, which could harm our business, financial condition and operating results. Accordingly, our independent auditor’s report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

We have a $2,000,000 line of credit with Google, which accrues no interest, and any advances must be repaid monthly.   As of December 31, 2022, we had $1,293,546 outstanding on this credit line.

We have a $200,000 line of credit with Bing, which accrues no interest, and any advances must be repaid monthly.   As of December 31, 2022, we had $9,624 outstanding on this credit line.

We have an American Express credit card, which accrues interest on outstanding balances of 9% per annum.  As of December 31, 2022, we had $3,970 outstanding under our American Express card.

We have a credit line with Shopify Capital, which accrues interest at 13% and any advances must be repaid daily.  As of December 31, 2022, we had $384,795 outstanding on this credit line.

We have an outstanding loan to Charles A. Fisher, our chairman, chief financial officer and secretary, in the principal amount of $576,525, plus interest in the amount of $86,479, which has accrued as of December 31, 2022.  Interest at a rate of 5% per annum accrued on the principal amount of the loan, and we are required to repay the loan in equal monthly installments of $20,000 commencing in April 2023.

In December 2020, we entered into a loan agreement with Clear Finance Technology Corp. (Clearbanc), pursuant to which Clearbanc paid our bills for advertising expenses to Google and Facebook amounting to $242,346 and $82,654, respectively, for a total of $325,000. Under this agreement, we assigned $364,000 of our future receivables due for payment to Clearbanc, based on 20% of our future receivables collected on a daily basis. On February 24, 2021, this loan was restructured, and we received additional loans of $150,000 after payment of $54,172 of principal on the loan. The new loan principal amount was $420,828 with a discount of $18,000. On April 28, 2021, the loan was again restructured, and we received an additional loan of $200,000 after a principal loan repayment of $156,005. The new loan principal amount was $464,823 with a discount of $24,000 to be amortized over the life of the loan.   As of December 31, 2022, the remaining balance due to Clearbanc and Facebook were $42,675, and $193,174, respectively. We are making payments of $5,000 per month on each loan.

We have $139,500 in principal outstanding under Promissory Notes, convertible into Class A Shares at a conversion price of 2.7358 per share, which accrue fixed interest of 8%. The Company is required to pay these Notes in six (6) equal monthly installments commencing on the last day of the 7th month following the date of issuance, and such Notes were issued between August and October 2022.

Plan of Operations

Throughout 2023, we intend to focus on completing development of Version 2 (OAK®) and progress our FDA Approval and re-Clearance applications. The extent to which we will be able to meet these goals may depend upon the funds raised in our future offerings.

ITEM 3.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Age	Term of Office	Approximate Hours per week for part-time employees
Kelly Roman	Chief Executive Officer and Director	49	August 2019 – Present	NA
Charles A. Fisher	Chief Financial Officer, Secretary and Director	66	August 2019 – Present	NA
Simon Webster	Director	53	December 2021 - Present	NA

There are no arrangements or understandings between executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such.

Kelly Roman, has served as our chief executive officer and director since our inception in August 2019. As Chief Executive Officer, Mr. Roman is responsible for our strategy and execution, with a focus on advertising, email marketing, content, product development, regulatory affairs, and clinical trial strategy. Between July 2009 and August 2019, Mr. Roman served as the Chief Executive Officer of our predecessor organization, Fisher-Wallace Laboratories, LLC, a New York limited liability company. Mr. Roman graduated from Harvard College, and served as an award-winning executive in the digital advertising (Nielsen) and SaaS industries (Oddcast)

Charles A. Fisher, has served as our Chairman, Chief Financial Officer and Secretary since our inception in August 2019. As Chief Financial Officer, Mr. Fisher manages device manufacturing, inventory, office staff, public relations, financial controls, and governmental reporting. Since January 2007, Mr. Fisher has served as the manager and Chief Financial Officer of our predecessor organization, Fisher-Wallace Laboratories, LLC, a New York limited liability company. Mr. Fisher is a graduate of Harvard College, and an entrepreneur with extensive career experience in building consumer products companies.

Simon Webster, has served as a director since December 2021. Since March 2021, Mr. Webster has served as Chief Executive Officer of SHUL Capital, a venture capital firm focusing on investments in sleep, health, fitness and leisure. Between November 2019 and March 2021, Mr. Webster served as Group Chief Executive Officer of CPA Global, an IT services and consulting business, and served as the Chief Executive Officer of CPA Global between October 2015 and November 2019. Since November 2021, he has served as a Director of Jersey Bulls Football Club.

Compensation

The table below reflects the annual compensation paid by us and our predecessor-in-interest, to our only officers and directors during the fiscal year ended December 31, 2022:

Name	Capacities in which compensation received	Cash Compensation	Other Compensation		Total Compensation
Kelly Roman 630 Flushing Avenue– Box 84 Brooklyn, NY 11206	Chief Executive Officer and Director	$198,583.83	$0		$198,583.83

Charles A. Fisher 630 Flushing Avenue – Box 84 Brooklyn, NY 11206	Chief Financial Officer, Secretary and Director	$0	$8,511.30	(1)	$8,511.30

(1)	Represents medical insurance premiums.

The directors do not receive any compensation for their service as directors.

We are not parties to employment agreements with any of our officers. Mr. Roman’s salary increased to $225,000 commencing March 13, 2022.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Class A Shares and our Series Seed Preferred (which are our only voting securities) as of March 31, 2023, by each person whom we know owned, beneficially, more than 10% of the outstanding Class A Shares or Series Seed Preferred, and all of the current officers and directors as a group, however, excluding, any Class A Shares that have been sold in our current Regulation A+ Offering.

We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner (1)	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable		Percent of Class (4)
Class A Shares	Charles A. Fisher	3,829,436	0		55.31%
Class A Shares	Kelly Roman	1,355,031	0		19.57%
Class A Shares	Simon Webster (2)	98,691	933,727	(3)	14.91%
Class A Shares	All directors and officers as a group (3 persons)	5,283,158	933,727	(3)	89.79%
Series Seed Preferred	Simon Webster (2)	933,727	0		100%
Series Seed Preferred	All directors and officers as a group (1 person)	933,727	0		100%

(1)	The business address of Mssr. Fisher and Roman is 630 Flushing Avenue – Box 84, Brooklyn, NY 11206, and the business address of Mr. Webster is The Cape, Mont Gras D’Eau, St. Brelade, Jersey, Channel Islands, JE3 8ED.

(2)	Mr. Webster is Chief Executive Officer of SHUFL Venture Capital Ltd., which holds all shares of Series Seed Preferred Stock.

(3)	Represents 98,691 Class A Shares issuable upon conversion of Series Seed Preferred.

(4)	Percentage for Class A Shares assume conversion of all outstanding Series Seed Preferred.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

During 2017 and 2018, Charles A. Fisher, our chairman, chief financial officer, secretary, and holder of over 20% of our voting securities, extended loans to Fisher-Wallace Laboratories, LLC, in the aggregate amount of $576,525. Pursuant to an Asset Purchase Agreement entered into in or about September 2019, Fisher-Wallace Laboratories, LLC, sold us substantially all of its assets in exchange for 5,999,999 Class A Shares, and we assumed all of the liabilities of Fisher-Wallace Laboratories, LLC, including, the Note. On November 17, 2022, we memorialized such loans by issuing Mr. Fisher a Promissory Note in the amount of $576,525. Pursuant to the Promissory Note, interest at a rate of 5% per annum commenced accruing on the principal amount of the Note on January 1, 2020, and the Note was due and payable at such times as funds are reasonably available to the company. On November 17, 2021, the Note was amended to provide that the Note shall be repaid in monthly installments of $20,000 commencing on April 1, 2022. On July 5, 2022, the Note was amended to extend the repayment commencement date to April 1, 2023.

In December 2021, we engaged in an offering under Rule 4(1)(a) of the Securities Act, pursuant to which we sold 456,905 shares of Series Seed Preferred for $2.7358 per share or an aggregate offering price of $1,250,000, to SHUFL Venture Capita LTD. (“SHUFL”). Upon the closing of such offering, Simon Webster, the Chief Executive Officer of SHUFL, was appointed a director. Pursuant to the exercise of an option by the holders of Series Seed Preferred, in March 2022, we sold an additional 456,904 shares of Series Seed Preferred to SHUFL in exchange for $2.7358 per share or an aggregate offering price of $1,250,000. Pursuant to a Side Letter Agreement, we issued SHUFL an additional 19,918 shares of Series Seed Preferred, and in connection therewith, Amended our to Amended and Restated Certificate of Incorporation, to (a) increase the authorized number of shares of Preferred Stock and Series Seed Preferred, from 913,809 shares to 933,727 shares, and (b) decrease the Series Seed Conversion Price and Series Seed Original Issue Price from $2.7358 per share to 2.6774 per share.

In July 2022, SHUFL Venture Capital LTD., purchased $250,000 in Convertible Promissory Notes in connection with our offering pursuant to Rule 506(c), of up to $750,000 in Convertible Promissory Notes. Simon Webster, a director, is the Chief Executive Officer of SHUFL. The Note is due and payable in six (6) equal monthly installments, with the first installment being due on February 30, 2023. The Note was convertible into Class A Shares, at a conversion price of $2.7358 per share. To prevent dilution to the company's stockholders, the company's founders agreed to forfeit a number of their Class A Shares equal to the number of Class A Shares issued to the investor upon the conversion of the Note. On January 4, 2023, SHUFL converted its Convertible Promissory Note into 98,691 shares of Class A Shares, and in connection therewith, our founder’s forfeited an equivalent number of their shares of Class A Shares. Pursuant to an Investor Rights Agreement, SHUFL has the right to invest an amount equal to 20% of the principal amount of the Note, in the company’s next non-crowdfunding equity financing, at a 25% discount to the offering price in such financing.

ITEM 6. OTHER INFORMATION

In 2019, the FDA required Class III premarket approval for CES devices intended to treat depression and Class II special controls for CES devices intended to treat anxiety and/or insomnia. In order to fulfill these requirements, we were required to develop a fixed output version of our technology to ensure consistent dosage. We developed a fixed output CES device, our Version 2.0, and have submitted the results of clinical and non-clinical testing to the FDA. Our FDA marketing clearance provided for our older, variable output device for the treatment of depression expired on April 6, 2023, resulting in us only able to market our Version 1.0 device for the treatment of anxiety and/or insomnia, and as a general wellness device. We expect that the FDA will designate a date in the near future by which the marketing clearance of our variable output device to treat anxiety and insomnia will also expire, after which we will only be able to market our Version 1.0 device as a general wellness device. We expect that our inability to market our Version 1.0 device for the specific designations of depression and anxiety and/or insomnia, will result in a significant reduction of revenue until and unless we obtain approval or clearance for our Version 2.0 device. We intend to apply for approval and clearance for our Version 2.0 device in markets outside the United States to mitigate the risk of not obtaining approval or clearance within the United States. See March 2023 Offering Circular - Risk Factors – “As a result of government regulation, we must soon cease marketing our Version 1.0 device in the United States and only market our Version 2.0 device if and when the Version 2.0 device is granted approval or clearance by the FDA. The inability to market our Version 1.0 device will limit our ability to generate revenue until and unless we commercialize our Version 2.0 device in the United States or other markets.”

We have conducted multiple clinical trials with our Version 2.0 device and are actively applying for FDA approval and clearance. In addition to providing clinical testing results to the FDA, we must also provide non-clinical testing results in order to meet the requirements of approval or clearance for our Version 2.0 device. The deadline for submitting all clinical and non-clinical testing to the FDA to fulfill the requirements of our current premarket approval application is March 1, 2024. While we expect to meet this deadline, if we fail to meet this deadline we may submit a new premarket approval application, or, seek to reclassify CES for the treatment of depression into Class II and submit clinical and non-clinical testing as part of Class II special controls. Separately, we intend to submit clinical and non-clinical testing results to the FDA to support clearance of our Version 2.0 device for the treatment of anxiety and insomnia, including the results of our ongoing study with the Seattle Police Department which is scheduled to conclude in May, 2023. The deadline for submitting new clinical data as part of our current clearance application is March 28, 2023, so we intend to submit the results of our Seattle Police Department study as part of a new clearance application. Failure to obtain FDA approval or clearance for our Version 2.0 device will limit our ability to generate revenue in the United States. We intend to apply for approval and clearance for our Version 2.0 in other markets, including in Europe through the CE/ISO pathway, regardless of the outcomes of our US applications.

We recently discovered that our variable output devices do not have reverse current protection and that this could cause the two AA batteries to become hot if the batteries were accidentally installed incorrectly (backwards). To date, there have been 13 complaints received from our customers relating to excess heat. As long as customers do not put the batteries in backwards, they will not experience this overheating issue.

ITEM 7. FINANCIAL STATEMENTS

Fisher Wallace Laboratories, Inc.

(Delaware Corporation)

Consolidated Financial Statements

December 31, 2022 and 2021

Fisher Wallace Laboratories, Inc.

TABLE OF CONTENTS

INDEPENDENT AUDITOR’S REPORT

April 21, 2023

To:      Board of Directors, Fisher Wallace Laboratories, Inc.

Re:      2022 and 2021 Consolidated Financial Statement Audit

We have audited the accompanying consolidated financial statements of Fisher Wallace Laboratories, Inc. (the “Company”), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, stockholders’ equity/deficit, and cash flows for the calendar years thus ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021and 2020, and the consolidated results of its operations, shareholders’ equity/deficit and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the notes to the financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, Colorado

April 21, 2023

FISHER WALLACE LABORATORIES, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2022 and 2021

	December 31,	December 31,
	2022	2021
ASSETS
Current Assets:
Cash in banks	$128,229	$1,929,380
Inventories	292,050	33,690
Security Deposit	-	21,167
Other current assets	19,216	15,166
Total Current Assets	439,495	1,999,403

TOTAL ASSETS	$439,495	$1,999,403

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
Accounts and credit cards payable	$1,914,035	$418,483
Accrued expenses	209,285	74,488
Loans payable, net of unamortized discount	427,470	471,468
Deferred revenue	1,029,556	-
Other current liabilities	-	1,759
Total Current Liabilities	3,580,346	966,198

Non-Current Liabilities:
Convertible notes and accrued interest	420,660	-
Due to related party and accrued interest	663,004	576,525
Total Non-Current Liabilities	1,083,664	576,525

Total Liabilities	4,664,010	1,542,723

Stockholders' Equity (Deficit):
Series Seed Preferred Stock	91	46
Class A voting common stock	600	600
Class B nonvoting common stock	143	119
Additional paid-in capital, net of offering costs	8,948,580	6,552,968
Class B common stock subscriptions receivable	(76,416)	(73,284)
Accumulated deficit	(13,097,513)	(6,023,769)
Total Stockholders' Equity (Deficit)	(4,224,515)	456,680

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$439,495	$1,999,403

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

FISHER WALLACE LABORATORIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2022 and 2021

	December 31,	December 31,
	2022	2021
Net sales	$4,739,387	$4,230,290
Cost of goods sold	(1,096,113)	(623,703)
Gross profit	3,643,274	3,606,587

Operating Expenses:
Advertising and marketing	5,139,819	3,229,171
General and administrative expenses	2,308,252	1,464,475
Research and development	2,950,730	2,076,469
Total Operating Expenses	10,398,801	6,770,115

Loss from operations	(6,755,527)	(3,164,028)

Other Expenses:
Gain from loan forgiveness	-	48,620
Interest expense	(319,568)	(147,493)
Other income	1,351	360

Provision for income tax	-	250

Net Loss	$(7,073,744)	$(3,262,291)

Weighted-average vested common shares outstanding:
- Basic and Diluted	9,392,849	6,960,252

Net loss per common share
- Basic and Diluted	$(0.75)	$(0.47)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

FISHER WALLACE LABORATORIES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY/(DEFICIT)

For the years ended December 31, 2022 and 2021

	Series Seed Preferred Stock		Class A - Common Stock		Class B - Common Stock		Additional	Subscriptions	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Paid-In Capital	Receivable	Deficit	Equity (Deficit)
Balance at January 1, 2021	-	-	6,000,000	600	593,118	59	2,027,032	(127,293)	(2,761,478)	(861,080)
Issuance of Series Seed Preferred Stock	456,905	46	-	-	-	-	1,249,954	-	-	1,250,000
Issuance of Class B common stock from Reg A offering	-	-	-	-	603,155	60	3,691,002	54,009	-	3,745,071
Offering costs	-	-	-	-	-	-	(539,019)	-	-	(539,019)
Issuance of warrants	-	-	-	-	-	-	118,418	-	-	118,418
Stock-based compensation	-	-	-	-	-	-	5,580	-	-	5,580
Net income (loss)	-	-	-	-	-	-	-	-	(3,262,291)	(3,262,291)
Balance at December 31, 2021	456,905	$46	6,000,000	$600	1,196,273	$119	$6,552,968	$(73,284)	$(6,023,769)	$456,680
Issuance of Series Seed Preferred Stock and Class B Common Stock	456,904	$45			233,285	$24	2,870,383	$(3,132)		2,867,320
Offering costs							(474,771)			(474,771)
Net income (loss)									(7,073,744)	(7,073,744)
Balance at December 31, 2022	91,309	$91	6,000,000	$600	1,429,558	$143	$8,948,580	$(76,416)	$(13,097,513)	$(4,224,515)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

FISHER WALLACE LABORATORIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2022 and 2021

	December 31,	December 31,
	2022	2020
Cash Flows from Operating Activities
Net Loss	$(7,073,744)	$(3,262,291)
Adjustments to reconcile net loss to net cash used in operating activities:
PPP loan forgiveness	-	(48,620)
Stock-based compensation	-	5,580
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable	-	2,302
(Increase)/decrease in inventories	(258,360)	108,210
(Increase)/decrease in security deposit	21,167	(21,167)
(Increase)/decrease in other current assets	(4,050)	(1,757)
Increase/(decrease) in accounts payable	1,495,552	87,125
Increase/(decrease) in accrued expenses	134,797	37,315
Increase/(decrease) in other current liabilities	(1,759)	1,390
Increase/(decrease) in deferred revenue	1,029,556
Increase/(decrease) in due to related party	86,479	(43,891)
Net Cash Used in Operating Activities	(4,570,362)	(3,135,805)

Cash Flows from Financing Activities
Proceeds from/(repayement of) loans	420,660	995,000
Loan repayments	(43,998)	(1,200,035)
Proceeds from issuance of equities	2,557,749	4,995,071
Offering costs	(165,200)	(420,600)
Net Cash Provided by Financing Activities	2,769,211	4,369,435

Net Change In Cash	(1,801,151)	1,233,630

Cash at Beginning of Period	1,929,380	695,750
Cash at End of Period	$128,229	$1,929,380

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$319,568	$118,667
Cash paid for income taxes	$-	$-

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Fisher Wallace Laboratories Inc. (the “Company”), is a corporation formed on August 23, 2019 in the State of Delaware. Fisher Wallace Laboratories LLC (the “LLC”), a Delaware limited liability company organized on December 29, 2006 under common ownership and control as the Company. In September 2019, the LLC Company merged with the Company in an acquisition transaction, whereby the owners of the LLC Company agreed to exchange 100% of the interests in the LLC Company for 6,000,000 shares of Company’s Class A Common Stock.

The LLC Company contributed substantially all of its assets including cash, accounts receivable, inventories, intangible assets, accounts payable and other obligations to the Company. The Company began its commercial operations with the contributed net assets of LLC in November 2019. The Company’s headquarters are in New York, NY.

The Company manufactures (through a subcontractor in China) a cranial electrotherapy stimulation device, the Fisher Wallace Stimulator, which is FDA cleared for the treatment of depression, anxiety, and insomnia. The device was invented by two electrical engineers, Saul and Bernard Liss, in the 1980’s, and has been on the market as an FDA sanctioned device since 1991. The device uses a mild form of alternating current to stimulate key neurotransmitters, including dopamine, serotonin and beta-endorphin, and also lowers cortisol, the stress hormone.

The Fisher Wallace Stimulator restores sleep and improves mood by using patented radio frequencies to gently stimulate the brain's production of serotonin, beta-endorphin, and other key neurochemicals. Multiple published studies, including studies performed at Harvard Medical School, have proven the safety and effectiveness of the device. Patients typically use the device twice a day for twenty minutes (once in the morning and once before bedtime). The device causes no serious side effects and is safe to use while taking medication.

The Fisher Wallace Stimulator is sold primarily to consumers directly by the Company, as well as to a handful of distributors. Most of the distributors are located in the US, there is one in Mexico, and several are in Europe.

The Company have a CE/ISO mark which allows it to sell in Europe and Mexico (COFAPRISE).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). In accordance with ASC 805-50-45-5, for transactions between entities under common control, consolidated financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. Therefore, these consolidated financial statements include all accounts of Fisher Wallace Laboratories Inc. and Fisher Wallace Laboratories, LLC. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. The carrying amounts reported in the balance sheets approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. Bank deposit accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and 2021, the Company’s cash balances exceeded federally insured limits by $0 and $1,612,494, respectively.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible.  The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.  The Company has determined an allowance on its accounts receivable is not necessary as of December 31, 2022 and 2021.

Inventories

Inventories are stated at the lower of cost or market and accounted for using the First In First Out (FIFO) method. As of December 31, 2022 and 2021, the Company’s inventory balances amounting to $292,050 and $33,690, respectively, consisted primarily of medical devices. The Company regularly evaluates inventory for possible impairment and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. If the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in costs of net revenues in the consolidated statements of operations. The Company records no impairment and obsolescence reserves against its inventory balances as of December 31, 2022 and 2021.

Patents

The Company capitalizes patent filing fees and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to be benefited, not to exceed the patent lives, which may be as long as 17 years. The Company’s patent was acquired in 2019 from LLC in the capital contribution of the Company. While the management believes the patent to be an integral part of the Company’s commercial operation, LLC had fully amortized the asset prior to assignment.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted January 1, 2019 and retroactively applied to the periods presented. The Company generally recognizes revenues upon shipment of its products.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

Shipping and Handling

Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as part of sales revenue in the consolidated statements of operations.

Cost of Goods Sold

Cost of Goods Sold include the cost of stimulator, batteries, accessories and spare parts, device bags, labels, strap material, transportation from the manufacturer including tariffs, and mandated device testing. Starting in 2022, sales fees, including Shopify and PayPal will be expensed under advertising marketing and sales expense, rather than under cost of goods sold, as in the past..

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

From its inception until September 2019, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated financial statements during that period.

For the period after the September 2019 conversion, the Company was taxed as a corporation. The Company pays Federal and State income taxes at rates of approximately 21% and 6.5%, respectively, and has used an effective blended rate of 26% to derive at deferred tax assets. Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward, the Company has recorded a full valuation allowance to reduce the deferred tax asset to zero. As a result, the Company’s net effective tax rate was 0% for the years ended December 31, 2022 and 2021.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As of December 31, 2022 and 2021, there were no dilutive securities outstanding. The basic and dilutive earnings or loss per share data are provided in the consolidated statement of operations.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company sustained net losses for the years ended December 31, 2022 and 2021, respectively, and has accumulated deficit of $13,025,184 as of December 31, 2022. The Company has not yet generated significant revenues and has negative cash flows from operating activities for the years ended December 31, 2022 and 2021, respectively. In addition, the Company faces significant economic uncertainty due to interest rate increases and the anticipated economic slowdown.

The Company’s ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Also, see Note 9 for additional information regarding the Company’s clearance to market its devices under authorization from the US Food and Drug Administration.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

NOTE 4:  DEBT INSTRUMENTS

The Company’s loans payable as of December 31, 2022 consist of:

Shopify loans	$384,795
Clearbanc loans	$42,675
Loans payable	$427,470

Shopify Loans

In June and October of 2021, new accounts receivable loan agreements were entered into with Shopify Capital, having the same terms and conditions with the previous loan agreements. The Company received $350,000 and $295,000 respectively and assigned $395,500 and $333,350 respectively of Company’s future receivables, with daily repayment of 17% of Company’s receivables, received through the Company’s Shopify ecommerce platform. The Company recorded a discount on these loans amounting to $45,500, and $38,350 respectively to be amortized to interest expense over the life of the loan. The Company repaid these loans in full in 2021 and incurred $83,850 interest expense for the year ended December 31, 2021.

On June 1, 2022, the company entered into another accounts receivable loan agreement with Shopify Capital, Inc. having the same terms and conditions as the previous loan agreements. The Company received $330,000 and assigned $372,900 of the Company’s future receivables, with a discount of 42,900 to be amortized over the life of the loan.

In July and October of 2022, new accounts receivable loan agreements were entered into with Shopify Capital, having the same terms and conditions as the previous loan agreements. The Company received $360,000 and $320,000 respectively. The Company recorded a discount on these loans amounting to $46,800, and $41,600 respectively to be amortized to interest expense over the life of the loan.

As of December  31, 2022, the balance of these loans amounted to $384,795. The Company incurred $131,300 interest on these loans as of December 31, 2022.

Clearbanc Loan

On December 16, 2020, the Company entered into a loan agreement with Clear Finance Technology Corp. (Clearbanc), of which Clearbanc paid the Company’ bills for advertising expenses to Google and Facebook amounting to $242,346 and $82,654, respectively, for a total of $325,000. Under this agreement, the Company assigned $364,000 of Company’s future receivables which is due for payment to Clearbanc based on 20% of Company’s future receivables collected on a daily basis. The loan is not subject to any collateral. The Company recorded a discount on this loan amounting to $39,000, to be amortized to interest expense over the life of the loan.

On February 24, 2021, this loan was restructured, and the Company received an additional loan of $150,000 after payment of $54,172 of principal loan. The new loan principal amount was $420,828 with a discount of $18,000. On April 28, 2021, the loan was again restructured, and the Company received an additional loan of $200,000 after a principal loan repayment of $156,005. The new loan principal amount was $464,823 with a discount of $24,000 to be amortized over the life of the loan. Balance of the loan as of December 31, 2022, amounted to $42,675. and total interest expense recognized on this loan for the period ended December 31, 2022, amounted to $55,615.

PPP Loan

In May 2020, the Company obtained a Paycheck Protection Program (PPP) loan from American Express National Bank amounting to $48,182. The loan is subject to interest of 1% per annum and is payable in 18 monthly installments after a deferral of 6 months. Monthly payments are calculated on a 2-year amortization basis and the balance will be payable at its maturity date on April 21, 2022. Loan balance amounted to $48,182 as of December 31, 2020. The Company filed for loan forgiveness in accordance with the CARES Act provision and received the approval on April 8, 2021. The Company recognized this loan and interest accruing on the loan amounting to $437 as income from loan forgiveness in the consolidated statements of operations for a total of $48,620.

Convertible Notes

From August to October 2022, the Company issued $414,500 in notes convertible to Class A shares at 8 percent interest, accrued at issuance. The notes convert at a price of $2.7358 per share. Interest payments begin the last day of the seventh month after issuance in six equal monthly installments. As of December 31, 2022, one note worth $25,000, plus $2,000 in interest had converted, leaving a total of $389,500 in principal outstanding, plus $31,160 in interest. By March 2023, all notes have converted except for $34,764 in principal and 2,781 in interest.

NOTE 5: STOCKHOLDERS’ EQUITY/(DEFICIT)

Capital Structure

On December 22, 2021, the Company amended its certificate of incorporation to amend its authorized stock to 9,150,000 shares of common stock, consisting of 6,920,000 shares of Class A voting common stock and 2,230,000 shares of Class B non-voting common stock, and 913,809 shares of preferred stock, designed as Series Seed Preferred Stock. Each with $0.0001 par value per share.

Class A voting common stock have voting rights, while Class B nonvoting common stock do not. The common stock is subject to the rights and preferences of common stock. Preferred stockholders are entitled to certain dilution protected dividend preference over common stockholders. Series Seed Preferred Stock are convertible at the holders’ option into common stock at a dilution protected 1:1 conversion rate. Series Seed Preferred stock is subject to mandatory conversion if and upon an initial public offering. Series Seed Preferred Stock are entitled to one vote per share on an as-converted basis.

Common Stock

As of December 31, 2022, the Company had 6,000,000 shares of Class A common stock and 1,429,558 shares of Class B common stock.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

Preferred Stock

In December 2021, the Company issued 456,905 shares of its Series Seed Preferred Stock to an investor at $2.7358 per share, providing proceeds of $1,250,000. In March 2022, the Company issued another 456,904 shares for another $1,250,000 in cash. There are 913,809 shares of Series Seed Preferred Stock outstanding.

Class B Common Stock Warrants and Options

The Company has granted 65,556 Class B common stock warrants and 174,083 options to acquire Class B common stock at strike prices ranging from $2.42 and $5.00.

2021 Omnibus Incentive Plan

The Company adopted the 2021 Omnibus Incentive Plan (the “Plan”), as amended and restated. The Plan permits the grant of stock options to attract and retain employees and consultants. Under the Plan, the Company issues stock options having a term of up to ten years and a strike price of no less than fair market value of common stock. Stock option is subject to vesting restrictions determined on a case-by-case basis.

The Company has reserved 981,896 shares of common stock under the Plan. As of December 31, 2022, 807,813 shares remained available for issuance under the Plan.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company was capitalized with cash, inventory, accounts receivable, intangible assets, accounts payable and other obligations after inception from LLC in exchange for the shares of Class A Common Stock of the Company. The Company recorded these contributed assets at their verifiable book value. No goodwill or excess purchase price was allocated. Many of the most valuable assets contributed by LLC to the Company included customer lists, branding goodwill, patents and other intangibles that have no book value in these consolidated financial statements.

The Company has loans from its key employees to secure working capital amounting to $576,525 with $86,479 accrued interest as of December 31, 2022. This loan bear 5% interest per annum starting January 1, 2020 and has no fixed maturity.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Lease Commitments

Starting February of 2022, the Company entered into a new lease agreement with Acumen Capital Partners LLC for office space for a monthly rent of $7,056.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted the provisions of this standard in the year 2019 but did not have any impact since all leases are short-term in nature.

In October 2016, FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory”, which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the Company’s consolidated financial statements and disclosures.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement”, which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company’s consolidated financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

NOTE 9: SUBSEQUENT EVENTS

FDA Marketing Clearance

The Fisher Wallace Stimulator, our Version 1.0, is a variable output Cranial Electrotherapy Stimulation (“CES”) device that has been legally marketed in the United States since 1990 when it received 510k clearances from the United States Food & Drug Administration (the “FDA”) for the treatment of depression, anxiety and insomnia. In 2019, the FDA required Class III premarket approval for CES devices intended to treat depression and Class II special controls for CES devices intended to treat anxiety and/or insomnia. In order to fulfill these requirements, we were required to develop a fixed output version of our technology to ensure consistent dosage. We developed a fixed output CES device, our Version 2.0, and have submitted the results of clinical and non-clinical testing to the FDA. Pursuant to the FDA order that required new approval and clearance for our fixed output device, the marketing clearance provided to the older, variable output device is now expiring, and we must cease marketing our variable output device for the treatment of depression on April 6, 2023. We expect that the FDA will designate a date in the near future by which the marketing clearance of our variable output device to treat anxiety and insomnia will also expire. Following the expiration of marketing clearance for our variable output Version 1.0 device, we will then only be allowed to market our fixed output Version 2.0 device if and when it receives approval or clearance. We therefore expect to not generate significant revenue until and unless we obtain approval or clearance for our Version 2.0 device. We intend to apply for approval and clearance for our Version 2.0 device in markets outside the United States to mitigate the risk of not obtaining approval or clearance as well as within the United States. See March 2023 Offering Circular - Risk Factors – for additional information.

Management’s Evaluation

Management has evaluated subsequent events through April 21, 2023, the date the consolidated financial statements were available to be issued. Based on this evaluation, management notes the following additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

ITEM 8. EXHIBITS

1	Posting Agreement with StartEngine Crowdfunding (1)

2.1	Amended and Restated Certificate of Incorporation (2)

2.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation (3)

2.3	Second Certificate of Amendment to Amended and Restated Certificate of Incorporation (4)

2.4	Third Certificate of Amendment to Amended and Restated Certificate of Incorporation (5)

2.5	Amended and Restated Bylaws (6)

4	Form of Subscription Agreement (7)

8	Escrow Services Agreement (8)

11	Consent of IndigoSpire CPAs & Advisors (9)

(1)	Filed as an exhibit to Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A/A filed February 17, 2023 (Commission File No. 024-11229) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465923023081/tm233488d5_ex1.htm

(2)	Filed as an exhibit to Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A/A filed February 17, 2023 (Commission File No. 024-11229) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465923023081/tm233488d5_ex2-1.htm

(3)	Filed as an exhibit to Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A/A filed February 17, 2023 (Commission File No. 024-11229) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465923023081/tm233488d5_ex2-2.htm

(4)	Filed as an exhibit to Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A/A filed February 17, 2023 (Commission File No. 024-11229) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465923023081/tm233488d5_ex2-3.htm

(5)	Filed as an exhibit to Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A/A filed February 17, 2023 (Commission File No. 024-11229) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465923023081/tm233488d5_ex2-4.htm

(6)	Filed as an exhibit to Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A/A filed February 17, 2023 (Commission File No. 024-11229) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465923023081/tm233488d5_ex2-5.htm

(7)	Filed as an exhibit to Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A/A filed February 21, 2023 (Commission File No. 024-11229) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465923023395/tm237310d1_ex4.htm

(8)	Filed as an exhibit to Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A/A filed February 17, 2023 (Commission File No. 024-11229) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465923023081/tm233488d5_ex8.htm

(9)	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brooklyn, NY., on May 1, 2023.

FISHER WALLACE LABORATORIES, INC.

By:	/s/ Kelly Roman	Date: May 1, 2023
Kelly Roman, Chief Executive Officer,
Principal Executive Officer and Director

By:	/s/ Charles A. Fisher	Date: May 1, 2023
Charles A. Fisher, Chief Financial Officer,
Principal Financial Officer, Principal Accounting Officer and Director

By:	/s/ Simon Webster	Date: May 1, 2023
Director